UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMAG Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00163U106

(CUSIP Number)

October 26, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 720,572 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 720,572 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 720,572
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.21%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Total Return Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 167,430 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 167,430 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,430
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.98%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 720,572 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 720,572 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 720,572
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.21%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 720,572 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 720,572 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 720,572
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.21%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Offshore Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 167,430 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 167,430 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,430
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.98%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 888,002 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 888,002 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 888,002
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.19%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 888,002 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 888,002 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 888,002
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.19%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
AMAG Pharmaceuticals, Inc.
(b)	Address of Issuer's Principal Executive Offices
100 Hayden Avenue, Lexington, Massachusetts 02421

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund, L.P. (the "Opportunity Fund"), a Delaware limited partnership, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(ii) BAM Total Return Master Fund, Ltd. (the "TR Master Fund"), a Cayman Islands exempted company, with respect to shares of Common Stock directly owned by it.

(iii) BAM Capital, LLC (the "General Partner"), which serves as the general partner of the Opportunity Fund.

(iv) BAM Management, LLC ("BAM Management"), which serves as the investment manager to the Opportunity Fund.

(v) BAM Offshore Management, LLC ("BAM Offshore Management"), which serves as the investment manager to the TR Master Fund.

(vi) Mr. Hal Mintz who serves as a managing member of the General Partner, BAM Management, and BAM Offshore Management.

(vii) Mr. Ross Berman who serves as a managing member of the General Partner, BAM Management, and BAM Offshore Management.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC

BAM Total Return Master Fund, Ltd., c/o BAM Offshore Management, LLC
BAM Capital, LLC

BAM Management, LLC

BAM Offshore Management, LLC

44 Wall Street, Suite 1603

New York, NY 10005

Ross Berman

Hal Mintz
c/o BAM Capital, LLC

44 Wall Street, Suite 1603

New York, NY 10005

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.

BAM Total Return Fund, Ltd. - Cayman Islands

BAM Capital, LLC - Delaware, U.S.A.

BAM Management, LLC - Delaware, U.S.A.

BAM Offshore Management, LLC - Delaware, U.S.A.

Ross Berman - U.S.A.

Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.01 par value (the "Common Stock")
(e)	CUSIP Number
00163U106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of October 26, 2009, the Opportunity Fund held 283,072 shares of Common Stock and options to purchase 437,500 shares of Common Stock. As of October 26, 2009, the TR Master Fund held 31,830 shares of common stock and options to purchase 135,600 shares of Common Stock.

The percentages herein are calculated based upon the 17,120,251 shares of Common Stock issued and outstanding as of August 3, 2009, as reported on the Issuer's Form 10Q filed with the SEC on August 5, 2009.

A. BAM Opportunity Fund, L.P.

(a) Amount beneficially owned: 720,572
(b) Percent of class: 4.21%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 720,572
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 720,572

B. BAM Total Return Master Fund, Ltd.

(a) Amount beneficially owned: 167,430
(b) Percent of class: 0.98%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 167,430
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 167,430

C. BAM Capital, LLC

(	(a) Amount beneficially owned: 720,572
(b) Percent of class: 4.21%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 720,572
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 720,572

D. BAM Management, LLC

(a) Amount beneficially owned: 720,572
(b) Percent of class: 4.21%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 720,572
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 720,572

E. BAM Offshore Management, LLC

(a) Amount beneficially owned: 167,430
(b) Percent of class: 0.98%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 167,430
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 167,430

F. Hal Mintz

(a) Amount beneficially owned: 888,002
(b) Percent of class: 5.19%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 888,002
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 888,002

G. Ross Berman

(a) Amount beneficially owned: 888,002
(b) Percent of class: 5.19%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 888,002
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 888,002

This statement relates to Common Stock held by the Opportunity Fund over which the General Partner and BAM Management have discretionary trading authority and by the TR Master Fund over which BAM Offshore Management has discretionary trading authority. The managing members of the General Partner, BAM Management, and BAM Offshore Management are Ross Berman and Hal Mintz, who share investment management duties. The Opportunity Fund, the TR Master Fund, the General Partner, BAM Management, BAM Offshore Management, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person's pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Opportunity Fund is a private investment partnership, the sole general partner of which is the General Partner. As the sole general partner of the Opportunity Fund, the General Partner has the power to vote and dispose of the Common Stock owned by the Opportunity Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock. As the investment manager of the Opportunity Fund, BAM Management has the power to vote and dispose of the Common Stock owned by the Opportunity Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

The TR Master Fund is a private investment fund, the investment manager to which is BAM Offshore Management. As the investment manager of the TR Master Fund, BAM Offshore Management has the power to vote and dispose of the Common Stock owned by the TR Master Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

The managing members of the General Partner, BAM Management, and BAM Offshore Management are Hal Mintz and Ross Berman.

Messrs. Mintz and Berman share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 27, 2009

BAM Opportunity Fund, L.P. By: BAM Capital, LLC its General Partner By: /s/ Ross Berman Name: Ross Berman Title: Managing Member

BAM Total Return Master Fund, Ltd.

By: BAM Offshore Management, LLC
its Investment Manager

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Capital, LLC

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member BAM Offshore Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of October 27, 2009, is entered into by and among BAM Capital, LLC, a Delaware limited liability company, BAM Management, LLC, a Delaware limited liability company, BAM Offshore Management, LLC, a Delaware limited liability company, BAM Opportunity Fund, L.P., a Delaware limited partnership, BAM Total Return Master Fund, Ltd., a Cayman Islands exempted company, Ross Berman, an individual, and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "BAM Entities").

Each of the BAM Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.01 per share, of AMAG Pharmaceuticals, Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the BAM Entities upon one week's prior written notice or such lesser period of notice as the BAM Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund, L.P. By: BAM Capital, LLC its General Partner By: /s/ Ross Berman Name: Ross Berman Title: Managing Member

BAM Total Return Master Fund, Ltd.

By: BAM Offshore Management, LLC
its Investment Manager

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Capital, LLC

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member BAM Offshore Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz